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                                                                  M A Y E R
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July 6, 2006
                                                    Mayer, Brown, Rowe & Maw LLP
Via U.S. Mail And Facsimile                                71 South Wacker Drive
----------------------------                        Chicago, Illinois 60606-4637

Hanna T. Teshome                                         Main Tel (312) 782-0600
Special Counsel                                          Main Fax (312) 701-7711
U.S. Securities and Exchange Commission                   www.mayerbrownrowe.com
Washington, D.C. 20549
Mail Stop 3561                                                  STUART M. LITWIN
                                                       Direct Tel (312) 701-7373
                                                       Direct Fax (312) 706-8165
                                                      slitwin@mayerbrownrowe.com
RE:     BOND SECURITIZATION, L.L.C.
        REGISTRATION STATEMENT ON FORM S-3
        FILED MAY 25, 2006
        FILE NO. 333-134469

     Bond Securitization, L.L.C (the "Registrant") has requested us to respond to the Commission staff's comment letter dated June 21, 2006 concerning the captioned Registration Statement (the "Comment Letter").

     The Registrant is submitting herewith, electronically via EDGAR, Amendment
No. 1 to the captioned Registration Statement on Form S-3. In addition, a paper copy of this letter is being delivered to you, together with two copies of
Amendment No. 1, which have been marked to show the changes from the
Registration Statement as filed on June 21, 2006.

     The Registrant's responses to the Comment Letter are set forth below. The responses follow each of the staff's comments, which are re-typed below. Please note that the page references refer to the marked copy of the prospectuses and forms of prospectus supplement. Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

     This letter is being submitted on behalf of the Registrant, accordingly, the terms "we", "us" and "our" in the following responses refer to the
Registrant.

     Registration Statement on Form S-3
     ----------------------------------

     General
     -------

     1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
          Instruction I.A.4. of Form S-3. Also, please provide us with the CIK

Berlin   Brussels   Charlotte   Chicago   Cologne   Frankfurt   Houston   London
         Los Angeles   New York   Palo Alto   Paris   Washington, D.C.
    Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

    Mayer, Brown, Rowe & Maw LLP operates in combination with our associated
       English limited liability partnership in the offices listed above.

Mayer, Brown, Rowe & Maw LLP

July 6, 2006

          codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

          Response
          --------

          The Registrant and the issuing entities previously established by the
          Registrant or its affiliates have been timely with Exchange Act reporting in the past twelve months with respect to asset backed securities involving the same asset classes as the captioned
          Registration Statement. The following are the issuing entities previously established by the Registrant or an affiliate of the
          Registrant that have had outstanding asset backed securities involving the same classes as the captioned Registration Statement during the preceding twelve months:

          Bank One Auto Securitization Trust 2003-1, CIK No. 0001266501
          Chase Auto Owner Trust 2005-A, CIK No. 0001329285
          Chase Auto Owner Trust 2005-B, CIK No. 0001344192
          Chase Auto Owner Trust 2006-A, CIK No. 0001364543

     2.   Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

          Response
          --------

          We confirm that we plan to file the finalized agreements under cover of form 8-K prior to or at the time of each final prospectus, or that all the material terms will have been disclosed in the final prospectus.

     3.   Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

          Response
          --------

          We confirm that we plan to file unqualified legal and tax opinions at the time of each takedown.

     4.   Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base

Mayer, Brown, Rowe & Maw LLP

July 6, 2006

          prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.
          Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

          Response
          --------

          We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

     5.   We note the delinquency information you provide on pages S-21 and S-27 of the automobile receivables and equipment receivable prospectus supplements, respectively. Please revise the delinquency information, as applicable, in accordance with Items 1111(c) and 1100(b)(1) of
          Regulation AB. You may also refer to Section 1.01 of Regulation AB
          Telephone Interpretations available on our website www.sec.gov.
          Additionally, please confirm that delinquent assets will comprise less than 20% of each asset pool.

          Response
          --------

          We have revised the contract delinquencies chart on page S-27 of the equipment receivables prospectus supplement to add a column for number of receivables delinquent, in accordance with Items 1111(c) and
          1100(b)(1) of Regulation AB. We believe that no revisions are applicable to the auto receivables prospectus supplement. We confirm that delinquent assets will comprise less than 20% of each asset pool.

     Prospectus Supplement-Auto Receivables
     --------------------------------------

     Derivative Instruments, page S-55
     ---------------------------------

     6.   Please revise the bracketed disclosure to specify the types of derivative instruments you may use rather than limiting the disclosure only to examples. See related comment below.

Mayer, Brown, Rowe & Maw LLP

July 6, 2006

          Response
          --------

          We have revised the bracketed disclosure on page S-55 of the auto receivables prospectus supplement to contemplate only currency or interest rate derivative instruments. Additionally, we have revised the disclosure to add a bracketed placeholder for a description of the providers of derivative instruments, including their required financial information, if any.

     Prospectus Supplement-Equipment Receivables
     -------------------------------------------

     7.   We note that the asset pool includes equipment lease contracts. Please confirm that the portion of the securitized pool balance attributable to the residual value of the physical property underlying the equipment leases, as determined in accordance with the transaction agreements for the securities, does not constitute 20% or more, as measured by dollar volume, of the securitized pool balance as of the measurement date. Refer to Item III.A.2.3. of the Regulation AB
          Adopting Release (Release Nos. 333-8518; 34-50905).

          Response
          --------

          We confirm that the portion of the securitized pool balance attributable to the residual value of the physical property underlying the equipment leases will not constitute 20% or more of the securitized pool balance, as determined in accordance with the transaction agreements and as of the measurement date in any particular takedown.

     8.   Please add bracketed disclosure to include the information responsive to Item 1115 of Regulation AB.

          Response
          --------

          We have revised the disclosure on page S-46 of the equipment receivables prospectus supplement to include bracketed disclosure of derivative instruments and derivative providers in accordance with
          Item 1115 of Regulation AB.

     Inside Cover
     ------------

     9.   We note your disclosure that if information varies between the prospectus supplement and the prospectus that an investor should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Mayer, Brown, Rowe & Maw LLP

July 6, 2006

          Response
          --------

          We have revised the disclosure on the inside cover of the equipment receivables prospectus supplement to conform to the language in the auto receivables prospectus supplement to indicate that if the information in the prospectus supplement is more specific than that in the prospectus, the investor should rely on the prospectus supplement.

     Base Prospectuses
     -----------------

     Credit and Cash Flow Enhancement, page 36
     -----------------------------------------

     Derivative Agreements, page 38
     ------------------------------

     10.  Please revise this section to clarify that these derivative agreements are limited to interest rate or currency agreements, or otherwise advise us how the anticipated agreements would meet the definition of an asset backed security. Please refer to Section III.A.2.a of SEC
          Release No. 33-8518 and to Item 1115 of Regulation AB for a
          description of permissible derivative products. Please revise page 31 of the equipment receivable base prospectus accordingly.

          Response
          --------

          We have revised page 38 of the auto receivables prospectus and page 31 of the equipment receivables prospectus to indicate that the derivative agreements are limited to interest rate or currency agreements.

     Exhibits
     --------

     11.  When available, please provide us with a copy of your updated servicing agreements, marked to show changes from the prior servicing agreements, including any changes made to comply with Regulation AB.

          Response
          --------

          We have filed forms of sale and servicing agreement as Exhibits 4.3 and 4.6 to Amendment No. 1. These are new forms of servicing agreements and, as a result, they have not been marked. However, please see sections 4.10, 4.11, 4.15 and Appendix A of each of the forms of sale and servicing agreement for provisions drafted in compliance with Regulation AB.

                                *   *   *   *   *

Mayer, Brown, Rowe & Maw LLP

July 6, 2006

If you have specific questions you would like to discuss, please do not hesitate to contact me at (312) 701-7373. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

                                              Sincerely,

                                              /s/ Stuart M. Litwin

                                              Stuart M. Litwin